APPLIANCE RECYCLING CENTERS OF AMERICA, INC.
7400 Excelsior Blvd. Minneapolis, MN 55426-4517 TELEPHONE: (952) 930-9000 FACSIMILE: (952) 930-1800

March 21, 2008

Mr. Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 3561

Washington, DC  20549

Re:  Appliance Recycling Centers of America, Inc.

       Comment Letter dated January 17, 2008

       Form 10-K for Fiscal Year Ended December 30, 2006

       File No. 000-19621

Dear Mr. Moran:

We have received your comment letter dated January 17, 2008, with respect to the above-referenced filing by Appliance Recycling Centers of America, Inc.

As requested, we are providing the following responses and supplemental information.  To facilitate your review of our responses, we have set forth below the full text of each comment, followed by our response thereto.

Segment Information, page 41

1.  We note your response to comment 12 in our letter dated November 21, 2007 and we reissue our comment.  Please provide a reply that responds to the entire comment including each bullet item.  Also provide us eith all of the financial information available to the CODM and the most recent copy of your organizational chart including employee names and titles.

Response:  Through 2005, the company was managed as a single unit by the CEO who is the CODM.  We did not allocate corporate overhead or the administrative costs of each individual center to either recycling or retail activities.  In 2006, the company began the process of allocating these costs to match the two main sources of revenue and the process has been refined in the last year.  We also saw a negative trend in the percentage of total revenues that were made up of recycling activities that led management to operate and evaluate the company as a single unit.  That changed in 2007 with the addition of several new recycling contracts.  We also have reviewed the Commission’s Rulemaking Release 33-8876, Smaller Reporting Company Regulatory Relief and Simplification, and anticipate presenting only the current and prior income statement, cash flow and statement of changes in stockholders equity in filing our 2007 financial statements on Form 10-K. Based on these new facts, the company is planning to report the results of our two main operating segments prospectively in our 2007 10-K filing.  We will present segment information for both 2006 and 2007 for our retail and recycling operations and present the quarterly results prospectively in our 2008 10-Q filings.  Since byproduct revenue is generated primarily from recycling activities, it will be considered part of the recycling segment and reported as such.  The individual bulleted items from the original comment are addressed in the following paragraphs.

The environmental regulations that exist pertaining to our recycling activity also apply to product we receive as part of our haul-away and recycle services offered to our retail customers and in the recycling of product that does not meet our standards for sale.

There is also some overlap in the customer base for each activity.  While the retail stores generally serve the general public and the recycling activities generally serve electric utilities, both types of customers generate by-product revenue. Through our outlet stores, we are a reverse logistics partner with appliance manufacturers providing them with a distribution channel for appliances that fall outside their normal distribution and sales channels.

Due to the multi-use nature of our facilities and resources, the company believes it would be impractical and inaccurate to try to separate the activities of the company into reportable segments prior to 2006, and therefore potentially misleading to the users of our financial statements.

Note 4.  Accrued Expenses, page 44

2.  We note your response to comment 16 in our letter dated November 21, 2007.  Please clearly explain the operating substance of the accrued incentive checks, the accounting principles applied and important judgments made by management.  Please tell us how you account for the associated asset and why the liability is classified as current even though it has not changed between the balance sheet dates.  You should also include a policy note that describes the applied accounting principles and how they materially affect your financial position, cash flows, and results of operations.  See paragraph 12 of APB 22.

Response:  The amount reported as accrued incentive checks reflects uncashed incentive checks related to our various recycling programs.  We recognize incentives offered to our customers as a reduction of revenue in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). Our accrued liability is adjusted as the incentive checks are presented for payment, which is typically shortly after the issuance of the incentive rebate check.  This balance reflects uncashed checks that have become aged and will eventually become escheat property and payable to the state in which the programs were administered.  Management reclassified them from cash to accrued expenses after the checks went uncashed for at least three years.  We continue to monitor if any of these payments have been presented for payment and would adjust the accrual accordingly if paid.  Management feels that classifying these as a liability rather than as a credit in our cash accounts more accurately reflects these items as probable obligations to pay.  The company is currently in the process of accumulating the data necessary to turn these over to the various states as unclaimed property and anticipates resolution on many of the older items in 2008.  The Company believes that the rebate incentive checks offered to customers are consistent with the definition of a current liability set forth in ARB 43, Chapter 3, para 7, whereby the current liability classification is intended to include obligations that, by their terms are due on demand, even though liquidation may not be expected within that period.

The company will include a description of the accounting principles applied and the effect of these items  prospectively beginning with our 2007 10K filing.

In connection with these responses, the Company hereby acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Patrick Winters at 952-930-1782 if you have any questions about these responses.

Sincerely,

Appliance Recycling Centers of America, Inc.

By

Controller/Primary Accounting Officer